                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2) *


                               Borror Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   10048 10 7
                                 ---------------
                                  CUSIP Number



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 100048 10 7              13G               PAGE 2 OF 9 PAGES



1.   NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Borror Realty Company, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George

2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  [a]   X
                                                                       ---
                                                                  [b]
                                                                       ---

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Borror Realty Company: Ohio
          David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.   SOLE VOTING POWER

          See Note 1

6.   SHARED VOTING POWER

          See Note 2

7.   SOLE DISPOSITIVE POWER

     See Notes 1 and 3

8.   SHARED DISPOSITIVE POWER

          See Note 2

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Borror Realty Company: 3,882,000
          Donald A. Borror: 3,959,500 (Note 4)
          David S. Borror: 3,903,222.98270 (Note 4)
          Terry E. George: 3,891,000 (Note 4)
          Douglas G. Borror: 3,959,500 (Note 4)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          63.5%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          Borror Realty Company:  CO
          David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George: IN

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                       NOTES TO COVER PAGE OF SCHEDULE 13G
                       -----------------------------------

                                     NOTE 1
                                     ------

         Borror Realty Company ("BRC") has sole voting and dispositive power with respect to 3,882,000 shares. David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George are each directors of BRC.

         David S. Borror has sole voting and dispositive power with respect to 15,000 shares.

         Douglas G. Borror has sole voting and dispositive power with respect to 30,000 shares.

         Donald A. Borror has sole voting and dispositive power with respect to 30,000 shares.

         Terry E. George has sole voting and dispositive power with respect to 9,000 shares.

                                     NOTE 2
                                     ------

         David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George, as directors of BRC, share voting and dispositive power with respect to the 3,882,000 shares owned by BRC.

                                     NOTE 3
                                     ------

         David S. Borror has sole dispositive power of his 15,000 shares discussed in Note 1 and 6,222.98270 shares held in his account under the Borror Corporation Retirement Plan and Trust.

         Terry E. George has sole dispositive power of 1,000 shares discussed in
Note 1 and of 8,000 shares discussed in Note 1 which are subject to an option which is exercisable by him within sixty (60) days of December 31, 1996.

         Douglas G. Borror has sole dispositive power of his 30,000 shares discussed in Note 1 and 47,500 shares held in his account under the Borror Corporation Retirement Plan and Trust.

         Donald A. Borror has sole dispositive power of his 30,000 shares discussed in Note 1 and 47,500 shares held in his account under the Borror Corporation Retirement Plan and Trust.

                                     NOTE 4
                                     ------

         David S. Borror disclaims beneficial ownership of 3,882,000 shares, and this report shall not be deemed an admission that David S. Borror is the beneficial owner of those shares for purposes of Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 14.5% of the issued and outstanding voting shares of BRC and 20.8% of the issued and outstanding non-voting shares of BRC, and is a trustee of an irrevocable trust which owns 15.9% of the issued and outstanding non-voting shares of BRC.

         Douglas G. Borror disclaims beneficial ownership of 3,882,000 shares, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of those shares for purposes of Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror owns 31.3% of the issued and outstanding voting shares of BRC and 34.4% of the issued and outstanding non-voting shares of BRC, and is a joint trustee of a revocable trust which owns 49.5% of the issued and outstanding voting shares of BRC and 23.9% of the issued and outstanding non-voting shares of BRC.

         Donald A. Borror disclaims beneficial ownership of 3,882,000 shares, and this report shall not be deemed an admission that Donald A. Borror is the beneficial owner of those shares for purposes of Section 13(d) or 13(g) or for any other purpose. Donald A. Borror is a joint trustee of a revocable trust (established by him) which owns 49.5% of the issued and outstanding voting shares of BRC and 23.9% of the issued and outstanding non-voting shares of BRC.

         Terry E. George disclaims beneficial ownership of 3,882,000 shares, and this report shall not be deemed an admission that Terry E. George is the beneficial owner of those shares for purposes of Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 4.8% of the issued and outstanding voting shares of BRC and 5.1% of the issued and outstanding non-voting shares of BRC.

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Item 1(a).        Name of Issuer.
---------------------------------

                  Borror Corporation


Item 1(b).        Address of Issuer's Principal Executive Offices.
------------------------------------------------------------------

                  5501 Frantz Road
                  Dublin, Ohio 43017


Item 2(a).        Names of Persons Filing.
------------------------------------------

                  Borror Realty Company, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George


Item 2(b).        Address of Principal Business Office.
-------------------------------------------------------

                  5501 Frantz Road
                  Dublin, Ohio 43017


Item 2(c).        Citizenship.
------------------------------

Borror Realty Company:  Ohio;       David S. Borror, Douglas G. Borror,
                                    Donald S. Borror and Terry E. George: USA


Item 2(d).        Title of Class of Securities.
-----------------------------------------------

         Common Shares, Without Par Value


Item 2(e).        CUSIP Number.
-------------------------------

                  100048 10 7


Item 3.
-------

                  Group

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Item 4.           Ownership.
----------------------------

         (a)      Amount beneficially owned: Borror Realty Company: 3,882,000
                                             David S. Borror: 3,903,222.98270(1)
                                             Douglas G. Borror: 3,959,500(1)
                                             Donald A. Borror: 3,959,500(1)
                                             Terry E. George: 3,891,000(1)

         (b)      Percent of class: 63.5%(2)

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                        See Note (3)

                  (ii)  Shared power to vote or to direct the vote:
                        See Note (4)

                  (iii) Sole power to dispose or to direct the disposition of:
                        See Notes (3) and (5)

                  (iv)  Shared power to dispose or to direct the disposition of:
                        See Note (4)


------------------

(1) David S. Borror disclaims beneficial ownership of 3,882,000 shares, and this report shall not be deemed an admission that David S. Borror is the beneficial owner of those shares for purposes of Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 14.5% of the issued and outstanding voting shares of BRC and 20.8% of the issued and outstanding non-voting shares of BRC, and is a trustee of an irrevocable trust which owns 15.9% of the issued and outstanding non-voting shares of BRC.

         Douglas G. Borror disclaims beneficial ownership of 3,882,000 shares, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of those shares for purposes of Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror owns 31.3% of the issued and outstanding voting shares of BRC and 34.4% of the issued and outstanding non-voting shares of BRC, and is a joint trustee of a revocable trust which owns 49.5% of the issued and outstanding voting shares of BRC and 23.9% of the issued and outstanding non-voting shares of BRC.

         Donald A. Borror disclaims beneficial ownership of 3,882,000 shares, and this report shall not be deemed an admission that Donald A. Borror is the beneficial owner of those shares for purposes of Section 13(d) or 13(g) or for any other purpose. Donald A. Borror is a joint trustee of a revocable trust (established by him) which owns 49.5% of the issued and outstanding voting shares of BRC and 23.9% of the issued and outstanding non-voting shares of BRC.

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         Terry E. George disclaims beneficial ownership of 3,882,000 shares, and this report shall not be deemed an admission that Terry E. George is the beneficial owner of those shares for purposes of Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 4.8% of the issued and outstanding voting shares of BRC and 5.1% of the issued and outstanding non-voting shares of BRC.

(2)      Based upon a total of 6,239,153 issued and outstanding shares.

(3) Borror Realty Company ("BRC") has sole voting and dispositive power with respect to 3,882,000 shares. David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George are each directors of BRC.

         David S. Borror has sole voting and dispositive power with respect to 15,000 shares.

         Douglas G. Borror has sole voting and dispositive power with respect to 30,000 shares.

         Donald A. Borror has sole voting and dispositive power with respect to 30,000 shares.

         Terry E. George has sole voting and dispositive power with respect to 9,000 shares.

(4) David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George, as directors of BRC, share voting and dispositive power with respect to the 3,882,000 shares owned by BRC.

(5) David S. Borror has sole dispositive power of his 15,000 shares discussed in Note 3 and 6,222.98270 shares held in his account under the Borror Corporation Retirement Plan and Trust. Douglas G. Borror has sole dispositive power of his 30,000 shares discussed in Note 3 and 47,500 shares held in his account under the Borror Corporation Retirement Plan and Trust. Donald A. Borror has sole dispositive power of his 30,000 shares discussed in Note 3 and 47,500 shares held in his account under the Borror Corporation Retirement Plan and Trust. Terry E. George has sole dispositive power of 1,000 shares discussed in
Note 3 and of 8,000 shares discussed in Note 3 which are subject to an option which is exercisable by him within sixty (60) days of December 31, 1996.


Item 5.           Ownership of 5% or Less of a Class.
-----------------------------------------------------

                  Not Applicable.


Item 6.           Ownership of More than 5% on Behalf of Another Person.
------------------------------------------------------------------------

         BRC has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 3,882,000 shares.

         David S. Borror has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 15,000 shares.

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         Douglas G. Borror has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of, 30,000 shares.

         Donald A. Borror has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 30,000 shares.

         Terry E. George has the right to receive and the power to direct receipt of dividends from, or the proceeds from the sale of, 1,000 shares; Terry
E. George will have the right to receive and the power to direct receipt of dividends from, or the proceeds from the sale of, 8,000 shares upon the exercise of his option as discussed in Note (5) to Item 4.


Item 7.           Identification and Classification of the Subsidiary Which
---------------------------------------------------------------------------
Acquired the Security Being Reported on by the Parent Holding Company.
---------------------------------------------------------------------------

                  Not applicable.


Item 8.           Identification and Classification of Members of the Group.
----------------------------------------------------------------------------

                  The Group is comprised of BRC (CO), David S. Borror (IN), Douglas G. Borror (IN), Donald A. Borror (IN) and Terry E. George (IN).


Item 9.           Notice of Dissolution of Group.
-------------------------------------------------

                  Not applicable.


Item 10.          Certification.
--------------------------------

                  Not applicable.


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                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I, acting on behalf of the Group comprised of all of the persons listed in Item 2(a) above, certify that the information set forth in this statement is true, complete and correct.

                                  Group comprised of Borror Realty Company,
                                  David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George.

                                  By: /s/ David S. Borror
                                      ------------------------------
                                       David S. Borror

Dated:  January 31, 1997


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                                    EXHIBIT A
                                    ---------


                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G
                   ------------------------------------------


         The undersigned hereby agree that the Schedule 13G being filed with the United States Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Borror Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.

                                           BORROR REALTY COMPANY


           1/31/97                         By: /s/ Robert A. Meyer, Jr.
---------------------------                   ----------------------------
Date                                       Its:  Vice President


                                           DAVID S. BORROR


           1/31/97                          /s/ David S. Borror
---------------------------                ----------------------------
Date


                                           DOUGLAS G. BORROR


           1/31/97                          /s/ Douglas G. Borror
---------------------------                ----------------------------
Date


                                           DONALD A. BORROR


           1/31/97                          /s/ Donald A. Borror
---------------------------                ----------------------------
Date


                                           TERRY E. GEORGE


           1/31/97                           /s/ Terry E. George
---------------------------                 ----------------------------
Date